

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 12, 2010

Charles A. Bittenbender, Esq.
Vice President, General Counsel and Secretary
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4069

   Re: NACCO Industries, Inc.
     Post-Effective Amendment No. 6 to Form S-4
     Filed March 3, 2010
     File No. 333-121996

Dear Mr. Bittenbender:

   We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents by Reference, page 2

1. We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2009 into this post-effective amendment. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Before this post-effective amendment is declared effective, you should either (1) file your definitive proxy statement with all required

information; or (2) include in your Form 10-K the information required by Part III. Refer to Question 123.01 of our Securities Act Forms, Compliance & Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

* * * * * * *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Charles A. Bittenbender, Esq.
NACCO Industries, Inc.
March 12, 2010
Page 3

       Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3314 with any other questions.

                                           Sincerely,

                                           Daniel Morris
                                           Special Counsel

cc (via fax): Thomas C. Daniels, Esq.— Jones Day